Interstate Hotels & Resorts, Inc.

4501 North Fairfax Drive, Suite 500

Arlington, VA 22203

                                                     June 25, 2008

VIA EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Robert Telewicz

Re:	Interstate Hotels & Resorts, Inc.

File No. 001-14331

Form 10-K for the Fiscal Year ended December 31, 2007

Form 10-Q for the Quarter ended March 31, 2008

Definitive Proxy Statement on Schedule 14A for the 2008 Annual Meeting

of Stockholders

Dear Mr. Telewicz:

The purpose of this letter is to confirm the receipt by Interstate Hotels & Resorts, Inc. (the “Company”) of the letter dated June 19, 2008 from Mr. Kevin Woody, Accounting Branch Chief, and the Company’s intention to file its response.

As you previously discussed with Lawrence G. Wee of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our outside counsel, due to the coordination efforts involved in responding to the comments, the Company will not be in a position to deliver a response that has received appropriate internal and external review within 10 business days as requested in your letter. The Company will provide a response by no later than July 31, 2008.

Please contact the undersigned at (703) 387-3344 if you have any questions or require any further information in connection with this letter.

Very truly yours,
/s/ Bruce A. Riggins
Bruce A. Riggins Chief Financial Officer